August 2, 2005

Via Facsimile, EDGAR and U.S. Mail

United States Securities and Exchange Commission

Division of Corporation Finance

Station Place, 100 F Street, N.E.

Mail Stop 03-08

Washington, D.C. 20549

Attention:	William Choi
Scott Ruggiero

Re:	PC Mall, Inc.
Form 10-K for the fiscal year ended December 31, 2004
Form 10-Q for the quarter ended March 31, 2005
File No. 0-25790

Dear Mr. Choi:

On behalf of PC Mall, Inc. (the “Company”), we are responding to a letter dated July 20, 2005 from the Staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced filings. The Company’s response to the Staff’s comment is indicated below, directly following a restatement of your comment in bold, italicized type.

Form 10-K for the fiscal year ended December 31, 2004

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Contractual Obligations, page 37

1.

We note your response to our prior comment number 8. However, we are not in a position to agree with your interpretation of Regulation S-K, Item 303 (a)(5)(ii)(D). We believe that employment agreements meet the definition of a purchase obligation which is “an agreement to purchase goods or services that is enforceable and legally binding on the registrant that specifies all significant terms.” We advise you that we similarly believe material funding requirements for pensions and other post employment benefits should be included in the table of contractual obligations. Therefore, we believe that you should include all material employment agreements in your contractual obligations table in future filings. If

Securities and Exchange Commission

August 2, 2005

Page Two

employment contracts are subject to variable compensation provisions, then you should provide estimates of the payments due and include footnotes to inform investors of the payments that are subject to variability, if that information is material to investors. In addition, the footnotes should discuss any material termination or renewal provisions to the extent necessary for an understanding of the timing and amount of your payments.

Response: The Staff’s comment is duly noted. In future filings we will include all material employment agreements in our contractual obligations table.

We trust that you will find the foregoing responsive to the Staff's comments. If you have any further questions or comments, please direct your questions or comments to the undersigned at (310) 354-5608 or Robert I. Newton, General Counsel, at (310) 225-5032.

Very truly yours,

PC MALL, INC.

By:	/s/ Ted Sanders
Ted Sanders
Chief Financial Officer

cc:	Robert M. Mattson, Jr.

Morrison & Foerster LLP

Craig S. Mordock

Morrison & Foerster LLP